SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                             :
            In the Matter of                 :
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CENTRAL AND SOUTH WEST CORPORATION, ET AL    :  CERTIFICATE
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             File No. 70-8557                :       OF
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(Public Utility Holding Company Act of 1935) :  NOTIFICATION
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      Central and South West Corporation ("CSW") hereby certifies on behalf of itself and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), that during the period from January 1, 1997 through March 31, 1997 (the "Reporting Period"):
      1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

   CSW
  System              Money Pool       Short-Term       Total           SEC
 COMPANIES   DATE     BORROWINGS     BORROWINGS (1)   BORROWINGS       LIMIT

 CPL       03/28/97  $117,034,000          -         $117,034,000   $300,000,000
 PSO       02/04/97    88,925,000          -           88,925,000    125,000,000
 SWEPCO    02/03/97    81,683,000          -           81,683,000    150,000,000
 WTU       03/28/97    33,594,000          -           33,594,000     65,000,000
 CSWS      03/31/97    71,463,000          -           71,463,000    110,000,000
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(1)  Pursuant to the External Program authorized in this file.

      2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was 5.68%.
      3. The maximum amount of CSW's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:


            Total          CSW           CSW        Total CSW
          Subsidiary     Loans to     Corporation   Short-Term       SEC
DATE      BORROWINGS    MONEY POOL    BORROWINGS    BORROWINGS       LIMIT

03/25/97 $332,831,000  $332,831,000  $304,049,000  $636,880,000  $1,200,000,000

      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.



      DATED:   April 28, 1997



                       CENTRAL AND SOUTH WEST CORPORATION
                       CENTRAL POWER AND LIGHT COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                       WEST TEXAS UTILITIES COMPANY
                       CENTRAL AND SOUTH WEST SERVICES, INC.

                       BY: CENTRAL AND SOUTH WEST CORPORATION



                         BY: /S/ LAWRENCE B. CONNORS
                                 Lawrence B. Connors
                                     Controller